United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Address of registered executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes o No x Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes o No x

2 SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: April 9th, 2025

3 EXHIBIT INDEX Exhibit No. Exhibit 99.1 99.2 99.3 Notice of Annual General Meeting of the Company Proxy Card Proxy Statement

Inter & Co, Inc. (the "Company") Notice of Annual General Meeting of the Company Notice is hereby given that the 2025 Annual General Meeting of the Company (the "AGM") will be held virtually by accessing the following link https://web.lumiconnect.com/234117599 (Password: interco2025) and at the offices of the Company located at Avenida Barbacena nº 1219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, on the 8th day of May, 2025 at 4:30 p.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolution(s): (a) as an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2024 be approved, ratified and confirmed in all respects; (b) as an ordinary resolution, that the proposed annual budget of $20,560,000.00 (twenty million five hundred sixty thousand US dollars) for the aggregate compensation payable by the Company, or its subsidiaries, to the directors and officers of the Company be approved, ratified and confirmed in all respects; (c) as an ordinary resolution, that James Drummond Allen be appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (d) as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect, only to change the minimum required frequency of Independent Directors meetings from quarterly to biannual, while maintaining the possibility of holding additional meetings as necessary. The Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2024 and the Third Amended and Restated Memorandum and Articles of Association, redlined with the proposed changes, have been uploaded to the Company's website and can be accessed, free of charge, by accessing the following links, respectively, https://investors.inter.co/en/documents/sec/ and https://investors.inter.co/en/documents/governance-documents/ or by contacting the Company’s Investor Relations Department by email at ir@inter.co. The only to change in the Third Amended and Restated Memorandum and Articles of Association is that the minimum required frequency of Independent Directors meetings has been changed from quarterly to biannual, while maintaining the possibility of holding additional meetings as necessary. The Board of Directors of the Company (the "Board") has fixed the close of business (Eastern time) on March 21, 2025, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares in the capital of the Company and the Class B common shares in the capital of the Company as at the close of business (Eastern time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. The Board recommends that shareholders of the Company vote “FOR” each of the resolutions at the AGM. Your vote is very important to the Company. Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this notice of meeting by no later than 11:59 p.m. (Eastern Time) the day before the AGM. By order of the Board /s/ Rubens Menin Teixeira de Souza Director Date: April 9th, 2025 Registered Office: c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 INTER & CO, INC. Proxy for Annual General Meeting of Shareholders on May 8, 2025 Solicited on Behalf of the Board of Directors The shareholder(s) hereby appoints Ana Luiza Vieira Franco Forattini and Débora Resende Castanheira de Carvalho, or either of them, as proxies, each with the power to appoint their substitute, to represent and to vote, as designated on the reverse side of this proxy, all of the shares of Common Shares of Inter & Co, Inc. (the “Company”) that the undersigned is/are entitled to vote at the Annual General Meeting of Shareholders to be held beginning at 4:30 p.m. (São Paulo time) at Avenida Barbacena, nº 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil and online at https://web.lumiconnect.com/234117599 (Password: interco2025) on May 8, 2025, and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and of the accom- panying proxy statement, the terms of each which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1, 2, 3 and 4. This proxy when properly executed will be voted in the manner directed. If no such directions are specified, this proxy will be voted “FOR” ITEMS 1, 2, 3 and 4 and in the discretion of the proxy holder on any other matter that may properly be brought before the Annual General Meeting of Shareholders and any postpone- ment or adjournment thereof. (Continued and to be signed on the reverse side) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF INTER & CO, INC. May 8, 2025 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864 Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1, 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030300303000000000 2 050825 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. 1. “As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2024 be approved, ratified and confirmed in all respects.” 2. “As an ordinary resolution, that the proposed annual budget of US$20,560,000.00 (twenty million five hundred sixty thousand us dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects.” 3. “As an ordinary resolution, that James Drummond Allen be appointed as a director of the Company with immediate effect to hold office for a two- year term in accordance with the Articles of Association of the Company.” 4. As a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/docu- ments/governance-documents/) with immediate effect. FOR AGAINST ABSTAIN

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1, 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00030300303000000000 2 050825 COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF SHAREHOLDERS OF INTER & CO, INC. May 8, 2025 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-201-299-4446 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11:59 PM EST the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiagm.com/234117599 (password: interco2025) and be sure to have your control number available. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. 1. As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2024 be approved, ratified and confirmed in all respects. 2. As an ordinary resolution, that the proposed annual budget of US$20,560,000.00 (twenty million five hundred sixty thousand us dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects. 3. As an ordinary resolution, that James Drummond Allen be appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company. 4. As a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/docu- ments/governance-documents/) with immediate effect. FOR AGAINST ABSTAIN

Inter & Co, Inc. c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands General The board of directors (the “Board”) of Inter & Co, Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 8th, 2025 at 4:30 p.m. (São Paulo time). The AGM will be held at the offices of the Company located at Avenida Barbacena, No. 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, and virtually by accessing the following link https://web.lumiconnect.com/234117599 (Password: interco2025). On or about April 9th, 2025, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.inter.co/ and on the SEC’s website at https://www.sec.gov. Record Date, Share Ownership and Quorum Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on March 21, 2025, New York time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date for the AGM. As of the close of business on the Record Date, 439,554,163 Common Shares were issued and outstanding, including 322,517,058 Class A Common Shares and 117,037,105 Class B Common Shares. One or more shareholders holding not less than 25% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non- natural person, by its duly authorized representative, constitutes a quorum of the shareholders. Voting and Solicitation Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM and each special resolution to be put to the vote at the AGM will be approved by a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM. Voting by Holders of Common Shares Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards for all or any of the resolutions, and the proxy cards are executed and returned within the deadline, Common Shares represented by the proxies will be voted in favor of the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the

2 number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on the day before the AGM to ensure your representation at our AGM. The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the AGM, your shares will not be voted. If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares to be able to vote your shares at the meeting and present your voting information card. Revocability of Proxies Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@inter.co, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on the day before the AGM.

3 PROPOSAL 1: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED 31 DECEMBER 2024 BE APPROVED, RATIFIED AND CONFIRMED IN ALL RESPECTS We are seeking shareholder approval, ratification and confirmation in all respects of the Company’s 2024 audited consolidated financial statements (the “Audited Accounts”) in the form presented at the AGM, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2024. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.inter.co/en/investor-updates/financial- information-inter-co/. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, RATIFICATION AND CONFIRMATION IN ALL RESPECTS OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024. PROPOSAL 2: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE PROPOSED ANNUAL BUDGET OF US$20,560,000.00 (TWENTY MILLION FIVE HUNDRED SIXTY THOUSAND US DOLLARS) FOR THE AGGREGATE COMPENSATION PAYABLE BY THE COMPANY, OR ITS SUBSIDIARIES, TO THE DIRECTORS AND OFFICERS OF THE COMPANY BE APPROVED, RATIFIED AND CONFIRMED IN ALL RESPECTS We are seeking shareholder approval, ratification and confirmation in all respects of the proposed annual budget of US$20,560,000.00 (twenty million five hundred sixty thousand us dollars) for the aggregate compensation payable by the Company, or its subsidiaries, to the directors and officers of the Company. The proposed annual budget comprises the compensation of directors which amounts to $2,730,000.00 (two million seven hundred thirty thousand US dollars) and the compensation of officers which amounts to $17,830,000.00 (seventeen million eight hundred thirty thousand US dollars). The proposed annual budget for the aggregate compensation has been calculated considering a Board of Directors composed of twelve (12) members, which is the maximum number of directors permitted by our Amended and Restated Memorandum and Articles of Association (the “Articles”). Our Board of Directors currently has ten (10) members, which means the proposed annual budget covers not only the compensation of the ten (10) current directors but also the compensation of two (2) additional directors who may eventually be appointed during the year. The proposed annual budget has also been calculated considering the compensation paid to the officers of the Company, even though this compensation is fully paid by its subsidiaries. The Company’s directors receive a fixed amount for their services as members of the Board of Directors. An additional fixed amount is paid to those directors who also serve as members of committee(s), such as the Audit Committee, Risk Committee, and Compensation and People Committee. Such additional amount is included in the annual budget proposed above. Three (3) directors of the Company, whose compensation was included in the proposed annual budget above, receive their compensation directly from subsidiaries of the Company.

4 The Company’s officers receive a fixed and a variable amount, and may also receive stock-based compensation under the Company’s incentive plans, which are all included in the annual budget proposed above. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, RATIFICATION AND CONFIRMATION IN ALL RESPECTS OF THE PROPOSED ANNUAL BUDGET OF US$20,560,000.00 (TWENTY MILLION FIVE HUNDRED SIXTY THOUSAND US DOLLARS) FOR THE AGGREGATE COMPENSATION PAYABLE BY THE COMPANY TO THE DIRECTORS AND OFFICERS OF THE COMPANY. PROPOSAL 3: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT JAMES DRUMMOND ALLEN BE APPOINTED AS A DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY On June 2024, the Board unanimously resolved to appoint James Drummond Allen to fill a vacancy in the Board as interim Director, to hold office in accordance with the Amended and Restated Articles of Association of the Company (the "Articles") until the AGM. We are now seeking shareholder approval for the appointment of James Drummond Allen as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles. James Drummond Allen worked in the Investment Banking Division of Morgan Stanley & Co. LLC for 28 years, where he served in various roles including as head of the firm’s mergers & acquisitions practice in Latin America from 2008 through 2022, and as an industry banker covering the telecom and digital infrastructure sectors in the USA and Latin America from 1997 to 2008. His experience in banking includes mergers & acquisitions, privatizations, restructurings, and debt and equity capital markets transactions for corporate clients as well as governments in the USA and throughout the Americas. Since 2022 he has been affiliated with Morgan Stanley as a Senior Advisor. Prior to his banking career, Mr. Allen served as an officer in the U.S. Navy from 1984 to 1991. He holds an undergraduate degree from Dartmouth College (1983) and an MBA in Finance from UCLA-Anderson (1993), and is fluent in both Portuguese and Spanish. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF JAMES DRUMMOND ALLEN AS DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 4:

5 TO RESOLVE, AS A SPECIAL RESOLUTION, THAT THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY CURRENTLY IN EFFECT BE AMENDED AND RESTATED BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN THE FORM UPLOADED TO THE COMPANY'S WEBSITE (ACCESSIBLE AT HTTPS://INVESTORS.INTER.CO/EN/DOCUMENTS/GOVERNANCE-DOCUMENTS/) WITH IMMEDIATE EFFECT, ONLY TO CHANGE THE MINIMUM REQUIRED FREQUENCY OF INDEPENDENT DIRECTORS MEETINGS FROM QUARTERLY TO BIANNUAL, WHILE MAINTAINING THE POSSIBILITY OF HOLDING ADDITIONAL MEETINGS AS NECESSARY. We are seeking shareholder approval to amend and restate the Articles, by substituting the Articles by the Third Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company’s website, which can be accessed at https://investors.inter.co/en/documents/governance- documents/. The only provision being changed by such substitution is Article 28.3, which regulates meetings of the Independent Directors, as provided below. Current Provision (Second Amended and Restated Memorandum and Articles of Association) Amended Provision (Third Amended and Restated Memorandum and Articles of Association) Basis of the Proposal 28.3 In addition to the meetings of all Directors required pursuant to Article 28.2, meetings of the Independent Directors shall be held at least once every calendar quarter and shall take place either in Belo Horizonte, Brazil or at such other place, including virtually, as the Independent Directors may determine. The proceedings of such meetings of Independent Directors shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. 28.3 In addition to the meetings of all Directors required pursuant to Article 28.2, meetings of the Independent Directors shall be held at least twice a year and shall take place either in Belo Horizonte, Brazil or at such other place, including virtually, as the Independent Directors may determine. The proceedings of such meetings of Independent Directors shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. The amendment reduces the minimum required frequency of Independent Directors meetings from quarterly to biannual. This change aims to optimize governance efficiency by reducing the administrative burden associated with frequent meetings while ensuring that Independent Directors continue to meet at appropriate intervals to fulfill their oversight responsibilities. It is also important to note that the Independent Directors actively participate in the Company's committees, allowing them to engage with relevant topics impacting the Company. Finally, additional meetings of Independent Directors can be called on an extraordinary basis whenever such Directors consider necessary. The affirmative vote by the holders of a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY IN EFFECT BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN THE FORM UPLOADED TO THE COMPANY'S WEBSITE WITH IMMEDIATE EFFECT. COMPANY INFORMATION A copy of this proxy statement may be accessed on the Company’s Investor Relations website at https://investors.inter.co/en/documents/governance-documents/.

6 By Order of the Board of Directors Dated: April 9th, 2025.